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                                    Exhibit 1

                             Cliffwood Partners LLC
                           11726 San Vicente Boulevard
                                    Suite 600
                              Los Angeles, CA 90049

                                  March 8, 2002

Board of Directors
National Golf Properties, Inc.
2951 28th Street
Suite 3001
Santa Monica, CA  90405
Attention:    David G. Price, Chairman of the Board
              James M. Stanich
              Charles S. Paul
              John C. Cushman, III
              Bruce Karatz

Dear Directors:

On February 21, 2002, we, on behalf of our affiliated entities, filed a Form 13D communicating our concerns regarding the announcement by National Golf Properties, Inc. (the Company) of its intention to enter into a business combination transaction with American Golf Corporation and certain of its affiliates (American). In a March 1, 2002 letter to you, the Company's board of directors (the Board), we asked that the Board respond to numerous questions regarding the Company's strategic and financing plans. To date, the Company has not offered any answers to these questions, nor has the Company supplemented the extremely limited information it initially disclosed regarding the proposed transaction. We note that, according to the Company's own public filings, the Company agreed to use its reasonable best efforts to negotiate definitive documentation for the proposed transaction by February 28, 2002. As that date has passed, we request that the Company update its public stockholders on the status of these negotiations and respond to the issues and questions we previously raised, as well as those discussed below.

As American is not a public company, the Company's stockholders have insufficient current information regarding American's relationships with other parties. Specifically, while publicly available information indicates that less than half of the golf courses managed by American are properties owned by the Company, we do not know if American's other landlords have agreed to deferral terms similar to the terms agreed to by the Company. It is important for the Company's stockholders to know if American's other landlords are currently being paid by American or if they relieved American of its payment obligations on the same terms as has the Company. We assume that the terms of rental relief to other landlords, whether or not affiliated with American or David G. Price, were examined as part of the Independent Committee's decision to agree to the drastic step of full rent deferral through March 14, 2002.


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To the extent American has received relief from other landlords, has American offered such landlords any additional consideration in exchange for granting such relief, such as shortening the term of the leases or offering collateral or personal guarantees with respect to future payment obligations? We are attempting to confirm that the arrangements between the Company and American are commercially reasonable and equivalent to those made by American (1) on an arms-length basis with independent parties similarly situated to the Company or
(2) with other parties affiliated with Mr. Price or American.

As we indicated in our Form 13D, we would like to be able to explore all of our available options, possibly including the acquisition of additional securities of the Company. Therefore, while you consider our questions, please provide the current number of outstanding shares of the Company's common stock so that we and other stockholders can determine the maximum number of shares that can now be purchased under the limitations imposed by the Company's charter and Maryland corporate law. The Company's 10-Q dated November 9, 2001 stated that there were 13,127,148 shares outstanding. Recent published reports indicate that Dallas P. Price and David G. Price intend to convert some of their interests in National Golf Operating Partnership, L.P. into shares of the Company's common stock. Accordingly, the outstanding common share information should be updated.

Again, we hope that the Board will seriously consider responding to our questions and requests in a timely manner as we believe that the Company's public silence on these matters continues to undermine the stockholders' and other interested parties' confidence in the Company's prospects and current management.

Sincerely,

/s/ Carl B. Tash
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Carl B. Tash
President
Cliffwood Partners LLC